CENTER FINANCIAL CORPORATION

3435 WILSHIRE BOULEVARD

SUITE 700

LOS ANGELES, CALIFORNIA 90010

April 7, 2010

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attention: Gregory Dundas, Esq.

Re:	Center Financial Corporation (the “Company”)

Registration Statement on Form S-3

Filed February 25, 2010, as amended on March 17, 2010

File No. 333-165071

Ladies and Gentlemen:

With respect to the above-captioned Registration Statement, Center Financial Corporation, as the registrant, acknowledges its responsibilities under the Securities Act of 1933, as amended (the “Securities Act”), as they relate to the proposed public offering of the securities specified in the Registration Statement, and requests, pursuant to Rule 461 of the General Rules and Regulations under the Securities Act, that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 9:00 A.M Pacific Time (12:00 P.M. Eastern Time), on Thursday, April 8, 2010, or as soon thereafter as possible.

In connection with the foregoing request for accelerated effectiveness, the Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

Securities and Exchange Commission

April 7, 2010

We would appreciate your communicating to us, via Nikki Wolontis of King, Holmes, Paterno & Berliner, as counsel to the Company, at (310) 551-7411, confirmation of the declaration of effectiveness of the Registration Statement.

Sincerely,

/s/ Lonny D. Robinson
Lonny D. Robinson
Executive Vice President and Chief Financial Officer